# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNITED STATES ANTIMONY CORPORATION, CIK 0000101538
CUSIP: 911549103
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.01
Address of issuer's principal executive offices: 4438 W. Lovers Lane, Unit 100, Dallas, Texas (TX), 75209
Date of event which requires filing of this statement: 10/29/2025
Filed by CIK 0001386726
Persons authorized to receive notices and communications: Patrick Dugan, 3009 Post Oak Boulevard, Suite 1212, Houston, Texas (TX), 77056, 713-658-1142; Estate of Lydia Dugan, 3009 Post Oak Boulevard, Suite 1212, Houston, Texas (TX), 77056, 713-658-1142

## Reporting persons
- Patrick Dugan (CIK 0001386726): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 233,846; shared voting power 5,466,714; sole dispositive power 233,846; shared dispositive power 5,466,714; aggregate amount beneficially owned 5,700,560 (4.1% of the class)
  Comment: * Calculated as set forth in Item 5.
  
  (This represents the aggregate number of shares held by the group as a whole and is comprised of (i) 233,846 shares of common stock, par value $0.01 per share ("Common Stock") of the Issuer held directly by Mr. Dugan with sole voting power; (ii) 1,520,122 shares of the Issuer's Common Stock held by The Estate of Lydia Dugan, for which Mr. Dugan serves as executor (the "Estate"); (iii) 2,051,681 shares of the Issuer's Common Stock held by Delaware Royalty (as defined below), which the Estate and the Lydia Pate Dugan 1986 Trust (the "1986 Trust") are the controlling shareholders of and Mr. Dugan is the Vice President of; (iv) 162,844 shares of the Issuer's Common Stock held by Houston Resources (as defined below), which the Estate and the Lydia P. Dugan Marital Trust (the "Marital Trust") are the controlling shareholders of and Mr. Dugan is the Vice President of; (v) 127,167 shares of the Issuer's Common Stock held by Anglo Exploration (as defined below), which the Estate and the Marital Trust are the controlling shareholders of and Mr. Dugan is the Vice President of; (vi) 120,102 shares of the Issuer's Common Stock held by Nortex (as defined below), which the Estate and the 1986 Trust are the controlling shareholders of and Mr. Dugan is the Vice President of; (vii) 1,484,798 shares of the Issuer's Common Stock previously held by the Martial Trust, which are to be distributed to a trust for Patrick Dugan and his descendants. Patrick Dugan, in his capacity as executor of the Estate, as trustee of the Marital Trust, and as trustee of the 1986 Trust, holds the sole voting and disposition power of the shares held by the Estate and Marital Trust, and the 1986 Trust, which are the controlling shareholders of the above mentioned entities.
  
  (2) Based on 138,878,411 shares of common stock outstanding as at October 13, 2025, as disclosed in the prospectus supplement on Form 424(b) filed by United States Antimony Corporation (the "Company"), with the Securities and Exchange Commission on October 17, 2025.
- Estate of Lydia Dugan: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,004,920; shared voting power 2,695,640; sole dispositive power 3,004,920; shared dispositive power 2,695,640; aggregate amount beneficially owned 5,700,560 (4.1% of the class)
  Comment: * Calculated as set forth in Item 5.
  
  Upon Lydia Dugan's passing in March 2025, the shares of common stock directly and beneficially owned by her were transferred to the Estate.
  
  (2) This represents the aggregate number of shares held by the group as a whole and is comprised of (i) 233,846 shares of common stock, par value $0.01 per share ("Common Stock") of the Issuer held directly by Mr. Dugan with sole voting power; (ii) 1,520,122 shares of the Issuer's Common Stock held by The Estate of Lydia Dugan, for which Mr. Dugan serves as executor (the "Estate"); (iii) 2,051,681 shares of the Issuer's Common Stock held by Delaware Royalty (as defined below), which the Estate and the Lydia Pate Dugan 1986 Trust (the "1986 Trust") are the controlling shareholders of and Mr. Dugan is the Vice President of; (iv) 162,844 shares of the Issuer's Common Stock held by Houston Resources (as defined below), which the Estate and the Lydia P. Dugan Marital Trust (the "Marital Trust") are the controlling shareholders of and Mr. Dugan is the Vice President of; (v) 127,167 shares of the Issuer's Common Stock held by Anglo Exploration (as defined below), which the Estate and the Marital Trust are the controlling shareholders of and Mr. Dugan is the Vice President of; (vi) 120,102 shares of the Issuer's Common Stock held by Nortex (as defined below), which the Estate and the 1986 Trust are the controlling shareholders of and Mr. Dugan is the Vice President of; (vii) 1,484,798 shares of the Issuer's Common Stock previously held by the Martial Trust, which are to be distributed to a trust for Patrick Dugan and his descendants. Patrick Dugan, in his capacity as executor of the Estate, as trustee of the Marital Trust, and as trustee of the 1986 Trust, holds the sole voting and disposition power of the shares held by the Estate and Marital Trust, and the 1986 Trust, which are the controlling shareholders of the above mentioned entities.

## Item 1. Security and Issuer
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.01
Name of issuer: UNITED STATES ANTIMONY CORPORATION
Address of issuer's principal executive offices: 4438 W. Lovers Lane, Unit 100, Dallas, Texas (TX), 75209
Comment:
This Amendment No. 4 (the "Amendment No. 4") to the Schedule 13D amends the statement on Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the "Commission") on May 15, 2002 (the "Schedule 13D") as amended on January 17, 2003, January 15, 2024, and April 26, 2019 filed by the Reporting Persons (as defined below) related to the shares of common stock, par value $0.01 per share (the "Shares"), of United States Antimony Corporation (the "Issuer").
This Amendment No. 4 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 4 is being filed jointly by (1) Patrick Dugan and (2) the Estate of Lydia Dugan (each individually, a "Reporting Person" and collectively, the "Reporting Persons").
Residence or business address: The business address for each of the Reporting Persons is 3009 Post Oak Boulevard, Suite 1212, Houston, Texas 77056-6599.
Present principal occupation or employment: Patrick Dugan serves as the Vice President of Delaware Royalty Company, Inc. ("Delaware Royalty"), Anglo Exploration Corporation ("Anglo Exploration"), Houston Resources Corporation ("Houston Resources"), and Nortex Corporation ("Nortex"), the principal business address for all of which is 3009 Post Oak Boulevard, Suite 1212, Houston, Texas 77056-6599.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Patrick Dugan is a citizen of Unites States of America. The Estate of Lydia Dugan is organized in the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
(i) The shares of Common Stock described herein as being held by the Estate of Lydia Dugan were acquired by the Estate upon the death of Mrs. Dugan and the opening of her estate and issuance of letters testamentary to the executor of the Estate on June 10, 2025. No pecuniary or other consideration was exchanged in connection with the acquisition of the shares of Common Stock by the Estate. Lydia Dugan passed away on March 25, 2025. Prior to that date, Mrs. Dugan filed reports on Schedule 13D to report her beneficial ownership of the shares of Common Stock now held by the Estate.

(ii) Patrick Dugan is deemed to have acquired beneficial ownership of the shares of Common Stock held by the Estate as a result of his appointment as the executor of the Estate, effective May 20, 2025. No funds were expended by Patrick Dugan in connection with acquiring beneficial ownership of the shares of Common Stock of the Company held by the Estate.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented with the following:

This Amendment No. 4 is being filed to update the Reporting Persons and the percentage ownership of the Reporting Persons as a result of Lydia Dugan's passing on March 25, 2025, and to report the dispositions of the shares pursuant to sales in the open market via a broker on October 28, 2025 for an aggregate amount of 1,022,089 shares, and on October 29, 2025 for an aggregate amount of 1,346,278 shares.

As a result, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding securities of Issuer. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
The Reporting Persons (together through the corporations that beneficially own the shares of the Issuer's common stock) sold 1,022,089 shares of the Issuer's common stock on October, 27, 2025 on the open market at a price of $9.41 per share. The transaction was effected on October 28, 2025.

The Reporting Persons (together through the corporations that beneficially own the shares of the Issuer's common stock) sold 1,346,278 shares of the Issuer's common stock on October 28, 2025 on the open market at a price of $9.29 per share. The transaction was effected on October 29, 2025.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and supplemented as follows:

As a result of the transactions described in Item 4 of this Amendment No. 4, on October 28 and October 29, 2025, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding securities of Issuer. The filing of this Amendment No. 4 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Patrick Dugan: /s/ Patrick Dugan, Patrick Dugan (11/10/2025)
- Estate of Lydia Dugan: /s/ Patrick Dugan, Patrick Dugan, Executor (11/10/2025)